Exhibit 99.1
Shinhan Financial Group 3Q 2017 Business Results

On October 30, 2017, Shinhan Financial Group released its business results for 3Q 2017. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and will be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Business Results of Shinhan Financial Group (consolidated)

(KRW million)

Item		3Q 2017	2Q 2017	QoQ Change (%)	3Q 2016	YoY Change (%)
Revenue*	Specified Quarter	7,081,092	5,957,994	18.85	9,715,133	-27.11

	Cumulative	26,840,043	19,758,951	—	25,139,264	6.77

Operating Income	Specified Quarter	1,039,388	1,155,536	-10.05	936,903	10.94

	Cumulative	3,493,184	2,453,796	—	2,482,512	40.71

Income before Income Taxes	Specified Quarter	1,080,493	1,189,517	-9.17	948,248	13.95

	Cumulative	3,575,725	2,495,232	—	2,536,804	40.95

Net Income	Specified Quarter	828,450	901,902	-8.14	722,400	14.68

	Cumulative	2,737,606	1,909,156	—	2,210,520	23.84

Net Income Attributable to Controlling Interest	Specified Quarter	817,261	892,032	-8.38	707,905	15.45

	Cumulative	2,706,391	1,889,130	—	2,162,696	25.14

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

2. Business Results of Shinhan Bank (consolidated)

(KRW million)

Item		3Q 2017	2Q 2017	QoQ Change (%)	3Q 2016	YoY Change (%)
Revenue*	Specified Quarter	3,272,963	2,167,990	50.97	5,748,854	-43.07

	Cumulative	13,970,105	10,697,142	—	13,606,998	2.67

Operating Income	Specified Quarter	729,600	728,884	0.10	612,723	19.08

	Cumulative	2,120,794	1,391,194	—	1,582,491	34.02

Income before Income Taxes	Specified Quarter	760,187	749,787	1.39	632,827	20.13

	Cumulative	2,182,381	1,422,194	—	1,643,716	32.77

Net Income	Specified Quarter	591,662	569,824	3.83	485,089	21.97

	Cumulative	1,696,064	1,104,402	—	1,511,722	12.19

Net Income Attributable to Controlling Interest	Specified Quarter	591,580	569,766	3.83	484,997	21.98

	Cumulative	1,695,902	1,104,322	—	1,511,687	12.19

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

3. Business Results of Shinhan Card (consolidated)

(KRW million)

Item		3Q 2017	2Q 2017	QoQ Change (%)	3Q 2016	YoY Change (%)
Revenue*	Specified Quarter	1,131,639	1,160,957	-2.53	1,288,087	-12.15

	Cumulative	3,835,065	2,703,426	—	3,558,197	7.78

Operating Income	Specified Quarter	194,063	297,669	-34.81	235,147	-17.47

	Cumulative	1,021,843	827,780	—	693,037	47.44

Income before Income Taxes	Specified Quarter	192,708	296,468	-35.00	229,859	-16.16

	Cumulative	1,015,749	823,041	—	686,461	47.97

Net Income	Specified Quarter	147,903	228,318	-35.22	177,035	-16.46

	Cumulative	777,609	629,706	—	532,202	46.11

Net Income Attributable to Controlling Interest	Specified Quarter	149,462	229,385	-34.84	177,396	-15.75

	Cumulative	780,639	631,177	—	532,581	46.58

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues